FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 8, 2009

1. DATE, TIME AND PLACE: June 8, 2009, at 10:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the city and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: The call notice was waived, pursuant to Article 15, paragraph 2, of the Company’s Bylaws, given that all members of the Company's Board of Directors were in attendance.

4. AGENDA: (i) Rescheduling to an earlier date the payment of dividends declared at the Company’s Annual and Extraordinary General Meeting held on April 30, 2009; (ii) Contracting, by the Company, of a revolving credit limit with the Brazilian Bank for Economic and Social Development (“BNDES”) in the maximum amount of nine hundred million reais (R$900,000,000.00); (iii) Approving the Company’s Seventh (7th) Issuance of simple debentures, of the unsecured type, not convertible into shares, up to the maximum total amount of two hundred million reais (R$200,000,000.00), which shall be the purpose of a public offering on a restricted efforts placement basis, pursuant to the provisions of CVM Instruction 476, of January 16, 2009; (iv) Electing a member of the Financial Committee; and (v) Authorizing the Company’s Board of Executive Officers to carry out all acts necessary for the formalization of the above resolutions.

5. RESOLUTIONS: After the meeting was called to order, the board members examined the agenda and resolved by unanimous vote:

(i) For the benefit of the Company shareholders and due to cash flow reasons, to approve the rescheduling of the payment date of dividends declared at the Annual and Extraordinary General Meeting held on April 30, 2009, from June 25, 2009 to June 10, 2009.

(ii) Approve the contracting by the Company of a revolving credit limit with BNDES, pursuant to the provisions and conditions of BNDES Decision DIR-261/2009, of April 20, 2009, whose main conditions are described below:

(a) Credit limit amount: up to nine hundred million reais (R$900,000,000.00) .
(b) Interest Rate: (i) percentage (as remuneration) to be fixed at the time of approval of the corresponding specific allocation, in accordance with the BNDES Operational Policies in effect and the risk rating of the Company or Economic Group, applied pursuant to the BNDES criteria, above the Long-Term Interest Rate (TJLP), disclosed by the Brazilian Central Bank, according to General Condition no. 9, attached to BNDES Decision DIR-261/2009, of April 20, 2009; and (ii) percentage (as remuneration) to be fixed at the time of approval of the corresponding specific allocation, in accordance with the BNDES Operational Policies in effect and the risk rating of the Company or Economic Group, applied pursuant to the BNDES criteria, above the Long-Term Interest Rate (TJLP), disclosed by the Brazilian Central Bank, plus two and one half percent (2.5%) per year (funding cost set forth in item II, of paragraph 5, of Article 1 of the Provisional Measure 453, of January 22, 2009), according to General Condition no. 10, attached to BNDES Decision DIR-261/2009, of April 20, 2009.

(c) Standby commitment period: Five (5) years, as from the date of legal formalization of the credit limit granting.
(d) Purpose: The Company, or a company of the same Economic Group to which the Company belongs, making the following investments: (i) implementation, extension and modernization of fixed assets; (ii) acquisition of new equipment and machines, including industrial sets and systems produced in Brazil and registered at BNDES, with national (Brazilian) content equal to or higher than sixty percent (60%) or which comply with the Basic Production Process; (iii) engineering studies and projects concerning the implementation and extension of fixed assets; (iv) implementation of projects related to Quality and Productivity; Research and Development; Technical and Managerial Training; Technology Upgrading; and Information Technology; (v) working capital exclusively associated to investments for implementing or expanding fixed assets, calculated according to the specific needs of the project; (vi) social investment projects and programs; and (vi) environmental investments.
(e) Legal Formalization: Financing Agreement Upon Opening of a Revolving Credit Facility.
(f) Guarantee to BNDES: Surety to be granted by the Company’s parent company, Wilkes Participações S.A.

(iii) Approve the Company’s Seventh (7th) Issuance of simple debentures, of the unsecured type, not convertible into shares, up to the maximum total amount of two hundred million reais (R$200,000,000.00) (“Issuance” and “Debentures”, respectively), which shall be the purpose of a public offering on a restricted efforts placement basis, pursuant to the provisions of CVM Instruction 476, of January 16, 2009 (“Limited Offering” and “CVM Instruction 476/09“), according to the attached “Private Deed of the 7th Issuance of Simple Debentures, Not Convertible into Shares, of Companhia Brasileira de Distribuição” (“Deed of Issuance”), which shall have the following features and conditions:

(a) Total Issuance Amount: two hundred million reais (R$200,000,000.00) .
(b) Number of Debentures: two hundred (200) Debentures.
(c) Unit Face Value: On the Issuance Date, the unit face value of the Debentures shall be one million reais (R$ 1,000,000.00), as defined below (“Unit Face Value”).
(d) Series: The Debentures shall be issued in a single series.
(e) Format and Convertibility: The Debentures shall be registered, book-entry, with no certificates. The Debentures shall not be convertible into shares issued by the Company.
(f) Type: The Debentures shall be unsecured, pursuant to the provisions of Article 58 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”).

(g) Issuance Date: For all legal effects, the Debentures issuance date shall be June 15, 2009 (“Issuance Date”).
(h) Validity and Maturity: seven hundred and twenty (720) days as from the Issuance Date, thus maturing on June 5, 2011 (“Maturity Date”).
(i) Distribution Plan: The Debentures shall be the purpose of a Limited Offering solely intended for qualified investors, as defined in CVM Instruction 476/09, in accordance with the distribution plan described in the Deed of Issuance.
(j) Placement and Trading: The Debentures shall be registered for distribution in the primary market and for trading in the secondary market through the Securities Distribution System (SDT) and the National Debentures System (SND), respectively, both managed and operated by CETIP S.A. - OTC Clearing House for the Custody and Financial Settlement of Securities (“CETIP”), and the trading transactions shall be settled and the Debentures held in custody at CETIP.
(k) Subscription Price: The Debentures shall be subscribed by the Unit Face Value plus Remuneration (as defined below), calculated on a “pro rata temporis” basis from the Issuance Date to its effective subscription and payment date.
(l) Payment Method: The Debentures shall be paid on demand, in domestic currency, at the time of subscription.
(m) Remuneration: The Debentures shall be entitled to the accrual of one hundred and nineteen percent (119%) of the average one-day Interbank Deposit (DI) rates (over extra group), called “Overnight DI Rate - Extra Group”, expressed in the percentage rate per year, based on two hundred and fifty-two (252) business days, calculated and published by CETIP in the daily bulletin available on its webpage (http://www.cetip.com.br) (“Remuneration”). The Remuneration shall be calculated exponentially and cumulatively, pro rata temporis per elapsed business days, applied to the Unit Face Value from the Issuance Date up to the Maturity Date or Early Maturity Date (as defined below), as the case may be, according to the formula in the Deed of Issuance.
(n) Scheduled Renegotiation: the Debentures shall not be subject to scheduled renegotiation.
(o) Early Maturity: the following are events of early maturity: (i) Company’s winding-up, dissolution, filing for voluntary bankruptcy or bankruptcy not omitted in the legal term, adjudication of bankruptcy or any similar procedure to be created by law; (ii) proposition, by the Company, of extrajudicial recovery to any creditor or group of creditors, irrespective of a judicial approval for such plan being requested or obtained, or filing, by the Company, of a request for judicial recovery in the courts, irrespective of the approval of the recovery process or its granting by the competent court; (iii) non-compliance by the Company with any pecuniary obligation set forth in the Deed of Issuance; (iv) protests of notes against the Company, which are not remedied or declared as illegitimate within fifteen (15) business days, whose amount, individually or in the whole, is higher than thirty million reais (R$30,000,000.00), except for any protests carried out due to error or bad faith of a third party, provided that it is validly evidenced by the Company within the legal period; (v) non-compliance by the Company with any non-pecuniary obligations set forth in the Deed of Issuance, which is not remedied within thirty (15) business days counted from the written notice forwarded by the fiduciary agent (“Fiduciary Agent”) to the Company accordingly; (vi) non-compliance with the obligation to allocate funds raised through the Debentures, as set forth in item 3.4 of the Deed of Issuance; (vii) default of any financial debt in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, in the event such default is not remedied within five (5) business days counted from the default event; (viii) statement of early maturity of any debt and/or obligation of the Company or any of its subsidiaries which arises from bank loans and/or debt securities which are the responsibility of the Company, in the unit or aggregate amount equal to or higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, except if the debt or obligation is challenged by the Company in good faith and the documents supporting the challenge of the debt or obligation are forwarded to the Fiduciary Agent within ten (10) business days from the date of declaration of early maturity, and a judicial measure is obtained to suspend the collection within five (5) business days from the date of declaration of early maturity; (ix) the representations and warranties granted by the Company in the Deed of Issuance are proven significantly false, inaccurate or misleading; (x) failure to comply with any final and unappealable judicial decision against the Company, in the unit or aggregate amount higher than thirty million reais (R$30,000,000.00), or its equivalent in other currencies, within up to fifteen (15) business days from the date set forth for its compliance; (xi) spin-off, amalgamation or merger of the Company into another company, without the prior express authorization of debenture holders, pursuant to the resolution quorum set forth in this Deed of Issuance, except if such spin-off, amalgamation or merger complies with the requirements of Article 231 of the Brazilian Corporation Law, or also, the transfer of the Company’s shareholding control to third parties, except for (1) any transfer of interest among the Company’s current controlling parties or (2) any transfer of the Company’s direct or indirect control to a company in the food sector, provided that, in the event of this subitem (2), the transfer of the Company’s direct or indirect control does not decrease the risk rating of the Debentures; and such change of control does not elevate the risk of the new controlling shareholder above the legal and/or regulatory limits applicable to debenture holders; (xii) change of the Company’s business purpose in such a way that its main activity is no longer the food trade; (xiii) transformation of the Company into a limited-liability company; and (xiv) failure to meet, while there are outstanding Debentures, the following financial indexes and limits (“Financial Indexes and Limits”, which will be calculated in the last day of each quarter based on the last twelve (12) months prior to the respective calculation date, based on the Company’s consolidated financial statements, with the first calculation being performed considering the Company’s consolidated financial statements referring to the quarter ending on June 30, 2009: (1) Consolidated Net Debt not higher than the Shareholders’ Equity; and (2) Consolidated Net Debt/Consolidated EBITDA ratio equal to or lower than three point two five (3.25) .
(p) Amortization: The Unit Face Value plus the Remuneration shall be amortized in a lump sum at the Maturity Date.
(q) Early Redemption: The Debentures are not subject to early redemption.
(r) Late Payment Fine and Interest: Should there be delay in the payment to be made by the Company, the overdue and unpaid debts shall be subject, from the date of default up to the date payment is actually made, irrespective of any notice, notification or court or out-of-court summons, to: (i) a conventional, non-reducible, and non-compensatory fine of two percent (2%); and (ii) a late payment fine at the rate of one percent (1%) per month, both applicable to the amounts overdue.

(s) Guarantee: The Issuance shall not be guaranteed.
(t) Lead Coordinator: Banco Itaú BBA S.A.
(u) Fiduciary Agent: Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.
(v) Agent Bank: Banco Bradesco S.A.

(iv) Elect, as a member of the Financial Committee, Mr. Antoine Marie Remi Lazars Giscard d'Estaing, French citizen, married, business administrator, bearer of French Passport no. 03TD37994, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, member of the Board of Directors, elected pursuant to the terms of the Minutes of the Company’s General Meeting held on April 30, 2009.

(v) And lastly, as a result of the above resolutions, to authorize the Board of Executive Officers of the Company to carry out any and all acts necessary for the implementation of the matters herein approved, including, but not being limited to, the performance, formalization and improvement of: (i) the limit of the revolving credit with BNDES; and (ii) the Issuance and the Limited Offering, especially with reference to the hiring of the Lead Coordinator, the Fiduciary Agent, the Agent Bank, and any other service providers related to the Issuance and/or Limited Offering.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes, which were read, approved and signed by all in attendance. São Paulo, June 8, 2009. Chairman – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Attending board members: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Guilherme Affonso Ferreira, Maria Silvia Bastos Marques, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Edouard Marrie Charret, Jean Louis Bourgier and Antoine Marie Lazars d’Estaing.

This is a free English translation of the original instrument drawn up in the company’s records.

Renata Catelan P. Rodrigues
Secretary

Acknowledged and Accepted by Attorney:
André Rizk
Brazilian Bar Association (OAB/SP) 207.927

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 10, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.